

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Owen Hughes
Chief Executive Officer
XOMA Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608

> **Re: XOMA Corporation**
> **Registration Statement on Form S-4**
> **Response Dated March 22, 2024**
> **File No. 333-277812**

Dear Owen Hughes:

We have reviewed your March 22, 2024 response to our comment letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

Response Dated March 22, 2024

General

1. Please supplement your response to prior comment 1 by (i) identifying the approximate percentage of your total assets (exclusive of Government securities and cash items) composed of your ownership interests in XOMA (US) LLC ("XOMA US") and (ii) identifying the types of assets categorized as cash and cash equivalents (e.g., demand deposits or registered money market funds) currently held by you, together with their approximate amounts.

2. Please supplement your response by providing your comprehensive, detailed legal analysis supporting your contention that XOMA US is eligible for the 3(c)(5)(A) exclusion in view of the fact that Section 3(c)(5)(A) is available only where an acquired obligation <u>represents</u> part or all of the <u>sales price</u> of merchandise, insurance, and services. In your response, please:

- Describe and discuss whether XOMA US's royalty and commercial payment purchase agreements entitle XOMA US to collect payments that are not directly based on the sales price of specific biopharmaceutical products, including for example in connection with (A) the meeting of certain regulatory, development, or other milestones, or (B) biopharmaceutical products that either are not currently identified or were not currently identified at the time of entry into the agreement; and
- Describe and discuss whether any of the recorded values of the XOMA US's royalty and commercial payment receivables (both short and long-term) are attributable to such payment rights, and in what specific amounts.

3. To the extent not addressed in your response to comment 2 above, please identify and discuss: (1) any material differences between XOMA US's royalty and commercial payment agreements and the analogous agreements involved in *Royalty Pharma*, SEC No-Action Letter (Aug. 13, 2010); and (2) any other instances where XOMA US cannot make the representations contained in that letter.

Please contact Jason Drory at 202-551-8342 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns